Exhibit (a)(1)(G)

Sent:	_______________________,2013
From:	Option Exchange
To:	___________________________
Subject:	Reminder: Option Exchange Program Expires at 1:00 P.M. on September 3, 2013

As of today, our records show you have not made an election to participate in Rimage’s option exchange program.

This email is to remind you that 1:00 p.m., Central Daylight Time, on September 3, 2013, is the final deadline to participate in the option exchange program. The complete details of this program are described in a formal Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 6, 2013 (the “Offer”). The Offer, a personalized Election Form and a Withdrawal Form were previously sent to you, but if you would like additional copies, please email us at optionexchange@rimage.com.

If you wish to participate in the Offer, you submit your Election Form on or before 1:00 p.m., Central Daylight Time, on September 3, 2013. The deadline will be strictly enforced. We encourage you not to wait until the last day to make your election if you wish to participate.

Your participation in the exchange program is completely voluntary and you are not obligated to participate in the exchange program. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their current terms.

If you have any questions about the exchange program, please email us at optionexchange@rimage.com.